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SEC FILE NUMBER 001-38911
CUSIP NUMBER G21810109 G21810208

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):    ☒ Form 10-K     ☐ Form N-CSR     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D

☐ Form N-CEN

For Period Ended:	December 31, 2021

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For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

CLARIVATE PLC

Full Name of Registrant

Former Name if Applicable

70 St. Mary Axe

Address of Principal Executive Office (Street and Number)

London EC3A 8BE, United Kingdom

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Clarivate Plc (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2021 (the “Annual Report”). As disclosed in the Company’s Current Report on Form 8-K filed on December 27, 2021, the Company concluded that the financial statements previously issued as of and for the year ended December 31, 2020, and the quarterly periods ended March 31, 2021, June 30, 2021, and September 30, 2021, should no longer be relied upon because of an error in such financial statements, as addressed in FASB ASC Topic 250, Accounting Changes and Error Corrections. The Company filed the required restated financial statements on February 3, 2022, which utilized significant resources normally devoted to the year-end close process, and it requires additional time to prepare the financial statements included in its Annual Report. Accordingly, the Company has determined that it will not be able to file the Annual Report by the March 1, 2022 filing due date without incurring unreasonable effort and expense. The Company believes that it will file the Annual Report on or before the fifteenth calendar day following the March 1, 2022 due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Julio Martin		(215)	386-0100
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of

Yes ☒  No ☐

the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

 Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CLARIVATE PLC

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 3, 2022	By	/s/ Jonathan Collins

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and ﬁled with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or ﬁled with the form will be made a matter of public record in the Commission ﬁles.

3.	A manually signed copy of the form and amendments thereto shall be ﬁled with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notiﬁcations must also be ﬁled on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identiﬁed as an amended notiﬁcation.

5.	Interactive data submissions. This form shall not be used by electronic ﬁlers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic ﬁlers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).